UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 31, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Net Asset Value as of March 31, 2021

As of March 31, 2021, our net asset value (“NAV”) per common share is $10.04. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2021 [1]	December 31, 2020 [1]
ASSETS
Investments, at fair value	$107,283	$95,714
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	93,159	82,417
Other real estate investments, at fair value	14,124	13,297
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	41,000	48,167
Current interest receivable	837	757
Other assets	9,575	7,723
Total Assets	$158,695	$152,361

LIABILITIES
Accounts payable	$388	$1,013
Due to related party	318	303
Note payable	-	211
Dividends payable [2]	1,848	2,384
Settling subscriptions	355	352
Total Liabilities	$2,909	$4,263

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; 15,516,422 and 14,758,409 shares outstanding, net of accumulated amortization of deferred offering costs, on March 31, 2021 and December 31, 2020, respectively	$118,394	$112,581
Retained earnings	35,594	33,735
Net adjustments to fair value	1,798	1,782
NET ASSETS	$155,786	$148,098
NET ASSET VALUE PER SHARE, on 15,516,422 and 14,758,409 shares outstanding for the periods ended March 31, 2021 and December 31, 2020, respectively [3]	$10.04	$10.03

[1] Estimated Balance Sheets as of March 31, 2021 and December 31, 2020.

[2] This amount does not include the accrual for dividends payable that were declared before March 31, 2021 that relate to the second quarter of 2021 or dividends payable that were declared before December 31, 2020 that relate to the first quarter of 2021, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on March 31, 2021 and December 31, 2020, respectively.

On April 1, 2021, the Company announced that its net asset value per share (“NAV”) as of March 31, 2021 is $10.04 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2021 the per share purchase price of our Common Shares will be $10.04 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended March 31, 2021, we expect to redeem approximately 427,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to March 31, 2021.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016	$9.92
December 31, 2016	$9.88
March 31, 2017	$9.84
June 30, 2017	$9.82
September 30, 2017	$9.80
December 31, 2017	$9.81
March 31, 2018	$9.86
June 30, 2018	$9.88
September 30, 2018	$9.89
December 31, 2018	$9.91
March 31, 2019	$9.96
June 30, 2019	$9.97
October 1, 2019	$9.98
December 31, 2019	$10.00
March 31, 2020	$9.98
June 30, 2020	$10.04
September 30, 2020	$10.05
December 31, 2020	$10.03
March 31, 2021	$10.04

Update to April 2021 Distribution

On March 30, 2021, we announced a daily distribution of $0.0010958904 per share (the “April 2021 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. As of April 1, 2021, the April 2021 Daily Distribution Amount equates to approximately 3.98% on an annualized basis calculated at the current rate, assuming a $10.04 per share purchase price.

Real Estate Performance

The Company experienced a slight increase in NAV with only a small number of adjustments to value. The borrower for 1923 9th St NW, the property associated with the senior loan provided by the Company for the construction of a mixed-use condo building in Washington, DC, is continuing with the sale of the retail space, as all of the condos have now been sold. However, the continued impacts of COVID-19 on local small businesses have led to a near-term decrease in value of the retail portion of the asset.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 1, 2021